UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41919

CCSC Technology International Holdings Limited

1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St

Fotan, Shatin, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Results of CCSC Technology International Holdings Limited’s 2026 Annual General

Meeting of Shareholders and Special Meeting of Holders of Class A Ordinary Shares

The 2026 annual general meeting of shareholders (the “General Meeting”) of CCSC Technology International Holdings Limited (the “Company”) was held at 1301-03, 13/F, Shatin Galleria, 18-24 Shan Mei Street, Fotan, Hong Kong, on September 1, 2026 at 6:00 a.m. EDT, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/CCTG2026.

At the close of business on August 5, 2026, the record date for determining the holders of the Company’s Class A ordinary shares, par value US$0.005 each (with each share entitled to one vote), and Class B ordinary shares, par value US$0.005 each (with each share entitled to 50 votes) (collectively, the “Ordinary Shares”), entitled to vote at the General Meeting, there were a total of 13,580,186 issued and outstanding Ordinary Shares. The holders of 9,888,980 Ordinary Shares, representing 34,388,980 votes of the Company were represented in person or by proxy at the General Meeting, constituting a quorum.

At the General Meeting, the shareholders of the Company adopted the following resolutions:

1.	An ordinary resolution to approve the re-election of the Company’s existing directors and independent directors (“Proposal One”);

(a)	each of Chi Sing Chiu, Kung Lok Chiu and Sin Ting Chiu be re-elected as a director of the Company; and

(b)	each of Wai Chun Tsang, Tsz Fai Shiu, Kenneth Wang and Pak Keung Chan be re-elected as an independent director of the Company.

2.	An ordinary resolution to approve the increase of the Company’s authorized share capital (“Proposal Two”);

(a)	the authorized share capital of the Company be increased from US$250,000 divided into 49,500,000 Class A ordinary shares of a par value of US$0.005 each and 500,000 Class B ordinary shares of a par value of US$0.005 each to US$5,000,000 divided into 990,000,000 Class A ordinary shares of a par value of US$0.005 each and 10,000,000 Class B ordinary shares of a par value of US$0.005 each, by the creation of 940,500,000 new Class A ordinary shares of a par value of US$0.005 each and 9,500,000 new Class B ordinary shares of a par value of US$0.005 each, each with the same rights and restrictions as the existing Class A ordinary shares and Class B ordinary shares of the Company, respectively.

3.	An ordinary resolution to approve the share consolidation (“Proposal Three”);

(a)	within one year from the date of the General Meeting, on the date when the closing market price per Class A ordinary share of a par value of US$0.005 each is less than US$1.00, or on such later date as the directors deem advisable and may determine in their absolute discretion, every 20 issued and unissued Class A ordinary shares of a par value of US$0.005 each and every 20 issued and unissued Class B ordinary shares of a par value of US$0.005 each be consolidated into one Class A ordinary share of a par value of US$0.10 each and one Class B ordinary share of a par value of US$0.10 each, respectively (the “Share Consolidation”), such that following the Share Consolidation, the authorized share capital of the Company will be US$5,000,000 divided into 5,000,000 shares of a par value of US$0.10 each, comprising 49,500,000 Class A ordinary shares of a par value of US$0.10 each and 500,000 Class B ordinary shares of a par value of US$0.10 each.

4.	An ordinary resolution to approve the acquisition of assets in one or more transactions, on terms and conditions to be determined by the board of directors of the Company, provided the aggregate consideration therefor does not exceed $50 million (“Proposal Four”);

5.	A special resolution to approve the amendments to the Company’s memorandum and articles of association currently in effect (the “Existing M&A”) (“Proposal Five”);

(a)	subject to and conditional upon the sanction of a special resolution passed at a separate meeting of the holders of Class A ordinary shares of the Company, Article 4.1 of the Existing M&A of the Company be amended to provide that each Class B ordinary share shall entitle the holder thereof to one hundred and fifty (150) votes on all matters subject to vote at general meetings of the Company; and

(b)	the third amended and restated memorandum and articles of association of the Company in the form presented to the General Meeting (the “Third Amended and Restated M&A”) be adopted as the memorandum and articles of association of the Company by the deletion of the Existing M&A in its entirety and the substitution in its place of the Third Amended and Restated M&A.

6.	Subject to the approval of Proposal Five, an ordinary resolution to approve the convening of a separate meeting of the holders of Class A ordinary shares, for the purpose of considering and, if thought fit, sanctioning by special resolution the amendment to Article 4.1 of the Existing M&A of the Company (“Proposal Six”).

The results of the vote at the General Meeting for the resolutions were as follows:

	For	Against	Abstain
Proposal One	9,849,623	36,900	2,457
Proposal Two	9,853,278	35,701	1
Proposal Three	9,849,706	39,274	0
Proposal Four	9,851,397	37,560	23
Proposal Five	9,847,546	38,976	2,458
Proposal Six	9,851,398	37,511	71

The special meeting of the holders of Class A ordinary shares of par value US$0.005 each (the “Special Meeting”) of the Company was held at 1301-03, 13/F, Shatin Galleria, 18-24 Shan Mei Street, Fotan, Hong Kong, on September 1, 2026, immediately following the conclusion of the General Meeting, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/CCTG2026SM.

At the close of business on August 5, 2026, the record date for determining the holders of the Company’s Class A ordinary shares, par value US$0.005 each (the “Class A Ordinary Shares”), with each share entitled to one vote, there were a total of 13,080,186 issued and outstanding Class A Ordinary Shares. At the Special Meeting, the holders of 9,100,509 Class A Ordinary Shares, representing 9,100,509 votes of the Company were represented in person or by proxy, constituting a quorum.

At the Special Meeting, the Class A shareholders of the Company adopted the following resolutions:

1.	A special resolution to approve the amendment to Article 4.1 of the memorandum and articles of association of the Company currently in effect, such that each Class B ordinary share of par value US$0.005 each shall entitle the holder thereof to one hundred and fifty (150) votes on all matters subject to vote at general meetings of the Company (“Proposal One”).

The results of the vote at the Special Meeting for the resolutions were as follows:

	For	Against	Abstain
Proposal One	9,065,537	34,972	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 3, 2026

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Kung Lok Chiu
Name:	Kung Lok Chiu
Title:	Chief Executive Officer

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